ProtoSource Corporation
                               2300 Tulare Street
                            Fresno, California 93721


                                                     February 19, 2002



United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn:  Marc P. Shuman, Esq.
       Special Counsel

       Re:  ProtoSource Corporation
            Form S-3
            File No. 333-82664
            ------------------

Ladies and Gentlemen:

     I refer to ProtoSource Corporation's Form S-3 filed on February 19, 2002 with the Securities and Exchange Commission, File No. 333-82664, and write to amend same. ProtoSource Corporation inadvertently omitted a provision for Delaying Amendments as required by Rule 473 of the Securities Act of 1933. Accordingly, ProtoSource Corporation hereby amends its Form S-3 to include the following provision for Delaying Amendments:

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall hereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.


                                          Sincerely,


                                          /s/ WILLIAM CONIS
                                          -----------------
                                          William Conis,
                                          President